August 1, 2005

Mr. David Burton

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  Requests from D. Burton per Comment Letter dated 7-29-2005

Dear Mr. Burton:

Please find below the responses to your queries of July 29, 2005.

Form 8-K dated 6-27-2005

Item 4-01.  Changes in Registrant’s Certifying Accountant

1.  The Registrant, in accordance with SEC reviewer request, has requested the former accountant, BDO Seidman, to revise its Exhibit 16 letter to the SEC.  Such revision is to give confirmation that the former accountant has, in fact, discussed any material weakness issues with the audit committee as required by Item 304(a)(1)(iv)(B) of Regulation S-K.  The text of such request also gives BDO Seidman authorization to respond fully to any inquires of the Respondent’s successor accountant. (Copy attached)  Upon receipt of the revised Exhibit 16 letter, the Respondent will file an amended Form 8-K.

2.  Subsequent to the former account’s reporting of a failure to have sufficient personnel on staff to prepare financial statements in a timely manner, the Respondent has hired additional staff for such purpose.

3.  The letter of request to the former accountant has included a request for any letters or written communication with the audit committee regarding any internal control weaknesses.  If any such written communications exist, a copy will be provided for your further review.

Sincerely yours,

VIDEO DISPLAY CORPORATION

Ronald D. Ordway
Chief Executive Officer